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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         RUSHMORE FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
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                         (Title of Class of Securities)

                                   782055 10 7
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                                 (CUSIP Number)

          DEWEY MALONE (RUSTY) MOORE, JR., 13355 NOEL ROAD, SUITE 300,
                               DALLAS, TEXAS 75240
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 15, 2001
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            (Date of Event which Requires Filing of this Settlement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                                    SCHEDULE 13D

CUSIP NO. 782055 10 7                          PAGE     2     OF     4     PAGES
---------------------                          ---------------------------------

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dewey Malone (Rusty) Moore, Jr.
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

                      PF
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                           [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States of America

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                          7     SOLE VOTING POWER
        NUMBER OF
         SHARES                 966,141
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8     SHARED VOTING POWER
          EACH
        REPORTING               -0-
         PERSON           ------------------------------------------------------
          WITH            9     SOLE DISPOSITIVE POWER

                                966,141
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      966,141
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      14.3%
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    14       TYPE OF REPORTING PERSON*

                      IN
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ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $0.01 per share, of Rushmore Financial Group, Inc., a Texas corporation (the "Issuer"), with principal executive offices at 13355 Noel Road, Suite 300, Dallas, Texas 75240.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed with respect to the ownership of 966,141 shares of the Issuer's Common Stock, all of which are owned of record by him and his family. The following information is provided regarding the owner:

         (a)      Name:             Dewey Malone (Rusty) Moore, Jr.

         (b)      Business Address: 13355 Noel Road, Suite 300
                                    Dallas, Texas 75240

         (c) Principal Occupation: Chief Executive Officer, Rushmore Financial Group, Inc.

         (d) Registrant has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Registrant has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Registrant is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

         Personal funds

ITEM 4. PURPOSE OF TRANSACTION.

         On October 15, 2001, Registrant concluded a settlement of a claim by a shareholder by agreeing to purchase from said shareholder 428,200 restricted shares of common stock for a purchase price of $75,000.

         The purpose of the transactions in such shares has been to acquire a proprietary stake in and assist in the financing of a growing company that can compete in the market for financial services. Registrant takes an active role in the management of the Issuer and is Chairman and Chief Executive Officer.

         Registrant has no present plan or proposal which would relate to or result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction



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involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries; (d) any change in the Board of Directors of the Issuer; (e) any material change in the Issuer's capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's Articles of Incorporation or Bylaws which may impede the acquisition of control of the Issuer; (h) cause any securities of the Issuer to be delisted from the NASDAQ; (i) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities act of 1933; or (j) any action similar to those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         (a) 966,141 shares (14.3% of shares outstanding) all of which is owned of record by Mr. Moore and his family.

         (b) Dewey Malone (Rusty) Moore, Jr. - sole power to vote and dispose.

         (c) See Item 4.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



October 31, 2001                              /s/ Dewey Malone Moore, Jr.
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Date                                          Dewey Malone Moore, Jr.